Exhibit 99.1

ICON plc Announces Private Placement of US$350,000,000 of Senior Notes

DUBLIN--(BUSINESS WIRE)--December 16, 2015--ICON plc, (NASDAQ: ICLR), today announced the successful completion and settlement of the private placement by its subsidiary ICON Investment Five Unlimited Company (the “Issuer”) of $350,000,000 aggregate principal amount of its 3.64% Senior Notes due 2020 (the “Notes”). The Notes will mature on December 15, 2020. Interest is payable semi-annually on the Notes on each June 15 and December 15, commencing June 15, 2016. The Notes are guaranteed by ICON plc.

The Notes may be redeemed, at the Issuer’s option, at any time prior to maturity, at par plus a make whole premium, together with accrued and unpaid interest, if any, to the redemption date.

The terms of the notes are set forth in the Note Purchase Agreement, dated as of December 15, 2015, by and among the Issuer, ICON plc and the purchasers named therein.

The Issuer expects to use the proceeds from the sale of the Notes to refinance certain existing debt facilities.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security.

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 89 locations in 38 countries and has approximately 11,900 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development